Exhibit 99.1

January 31, 2016

Divyesh Gadhia

Lead Independent Director, Amaya Inc.

7600 TransCanada Hwy

Pointe-Claire, QC

H9R 1C8

Dear David:

I am writing you, as Lead Independent Director of Amaya Inc., to inform you of my intent to make an all-cash proposal to acquire Amaya. As the online gaming industry continues to mature, it is my belief that it is in the best interests of Amaya to be positioned as a private company. At this time I estimate my proposed offer to be CDN$21 per common share and note that this would represent a 40% premium to Friday’s closing price on the Toronto Stock Exchange.

I recently began preliminary discussions with a small number of potential investors. It is my present intention, subject to certain contingencies, to submit a formal proposal on or about the end of February. For purposes of making certain that you and the other independent members of the Board may take appropriate actions to evaluate the potential offer on behalf of the shareholders, I felt it was best to let you know at this time.

Very truly yours,